Filed by Starry Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: FirstMark Horizon Acquisition Corp.

Commission File No.: 001-39585

Date: October 25, 2021

How to Fund Your Next Venture Now - Interview of Chet Kanojia, Starry, Inc., and Phyllis Newhouse, by Christine Lagorio-Chafkin

Inc. 5000 Vision Conference (transcript)

October 25, 2021

Christina Lagorio-Chafkin:

Welcome once more to the Inc. 5000 Vision Conference. I'm Christine Lagorio-Chafin, senior writer here at Inc. magazine and host of our What I Know podcast. In this session, we'll discuss funding for your next business. And while this last year has given us a lot to talk about from the sheer amount of money, moving around startup circles to the dramatic rise of the SPAC. My guests today both have experience in that latter camp, but also have built multiple of their own companies from scratch and have used multiple strategies to fund them from the start. Before I get any further, let me introduce them.

My first guest is a woman I was so lucky to get to interview and know over the past two months. And she's on the cover of our October issue. She's the founder of Xtreme Solutions, a cybersecurity firm, and the founder of Shoulder Up. She also did a really inspiring thing over the past year, which is create a company called Athena, which was a SPAC company comprised entirely of women. And it's now merging with an innovative power company called Heliagin, and there may be more SPACs in her future. Thank you for joining us, Phyllis Newhouse.

Phyllis Newhouse:

Thank you, Christine.

Lagorio-Chafkin:

Next I have another entrepreneur who's been in the pages of Inc. magazine. He's the founder and CEO of wireless internet provider Starry, which has very recently announced it will be going public via a SPAC. Congratulations and welcome Chet Kanojia.

Chet Kanojia:

Thank you, Christine.

Lagorio-Chafkin:

Chet, let me start with you because you have some news that I just mentioned. How did you decide to take Starry down the road of SPAC?

Kanojia:

So Starry is a pretty wild, interesting company, and it's vertically integrated. So we make our own technology. We provide the service. I mean, it's, it's sort of mayhem in the sense of, you know, we design chips, we design equipment software, the whole bit, and the capital requirements for our business are very different than a traditional what you would call a software-style growth company. And, you know, as a result, it's important for us to solve for the lowest cost of capital and scale. Uh, so you know, the pools of capital we're looking for as hundreds of millions of at this point, versus, you know, tens or a hundred million and, and, you know, overall we raised about $400 million in private funding to date. And this sort of felt like it's the right time to add a lot more scale from a capital perspective.

So you know, this idea made sense and SPACs are sort of unique beast in some ways where, you know, you are allowed to talk to investors in a lot more depth about what your future strategy looks like, what your forecast looks like. And a lot, I think a lot of investors really like that because compared to a traditional IPO, which is, which works, I think for what I will say conventional companies where the story is relatively straightforward, I sell, you know, pet food or whatever it is. And this is my TAM versus complex companies that have hardware, software, a lot of, you know, scaling to be done. So it made a lot of sense for us to do this.

Lagorio-Chafkin:

And would it have made sense for you to IPO? I mean, there's another benefit of SPACs, which is that you avoid a little bit of that public scrutiny, right, that comes along with doing a traditional IPO.

Kanojia:

Yes and no, ultimately you're gonna be a public company, whether you like it or not. Uh, so there's no escaping that. Uh, yeah, I mean, I think it's, it's largely a question of, can you accelerate your timeline because you have certain capital needs that are better served in public markets and, and you're really solving for different sets of sort of constraints.

Lagorio-Chafkin:

Yeah. Great. Phyllis, I wanna turn to you because you are an expert in SPACs as well, and I wanna get to that, but first I'd like to hear the story of how you founded your business, how you started extreme solutions and what your funding strategy was from the beginning.

Newhouse:

Yeah, that's a great question. I will tell you. So I started, I spent 22 years in the military and when I left the military, you know, I didn't have, a whole lot of capital to start the business. So it was truly Christine I'd say it was bootstrap. And, I, you know, had a small amount of savings, but I understood one thing, I really understood the federal government, understood the funding and how they work with small businesses. And so when I started a business, I was, I quickly got a federal contract. They funded part of the contract up front, which gave me the capital that I needed to get the business started. But I tell you what I found was a really great solution. And I often tell entrepreneurs today. I was lucky enough and, blessed enough to find an entrepreneur who funded a contract for me as a strategic partner.

And so think about winning a, you know, at that time, I think it was like a $10 million contract and winning that contract allowed me the opportunity to get the contract funded, to have the startup capital that needed to hire all of the folks that we needed on the contract, but that was done through a teaming partner. So the teaming partner was a very large prime that said, look, we'll fund the contract. You know, you don't have to go out and get a line of credit initially. And that, and so the larger the contracts were, oftentimes you can use larger primes to help fund the contract where you might need some immediate needs, and may not have the longevity in business to get a line of credit for the size of the contract that you needed. So that was one way that we did it.

And then the other one was really negotiating with, you know, with those contracting or procurement officers in order to do advanced payments on some of the contract needs. And so if you think of cyber, you know, this is a very expensive business. The labor cost is super expensive. And so when you're tasked to go out and hire, you know, 50 or 40 ethical hackers, you're, you know, and you have to fund that up front, you're gonna need the capital to do that. And so a lot of times working with the larger strategic partners, if you're a small business, and I know we often do that as a larger business now, is work with a smaller business to fund and help because it's a way for, it's a win-win really for both organizations.

Lagorio-Chafkin:

Phyllis. That's so interesting as a strategy. Do you have any advice for founders about how to kind of work in those expectations, those financial expectations when you're first starting out a relationship with a client, with a customer, making a significant deal like that, and, also bringing an ask to the table in terms of capital.

Newhouse:

Yeah. So I will give you an example. So working with a very large prime on a federal contract is that the government typically has set aside contracts that are just for small business or just for women just for veterans. And so the set aside program typically if you can work a deal with a large prime is they know that there's an opportunity to, to get a contract directly awarded without competition. And so normally what you would do a small business would minimally have to do 51% of the work and they have to own 51% of the contract. So think of , if you're winning a contract for 10 million and you, you only need to maintain 51%, that becomes a very attractive contract for a large prime, just to help fund the contract.

And you want to get it funded for the first 90 days of the contract. And so they're putting up a lot of upfront capital for the hires and so there's so many ways that you can work that. But a lot of times too, those procurement officers will match you with primes, who like to do these sort of arrangements with smaller businesses. And, and when they have set aside opportunities, but it is also a way to grow. And I would tell you that's how we expanded and was able to grow and scale quickly was because we used strategic partners to do so. So we had one, large prime Christine that we worked with for over seven years, and we did a lot of federal work together. And then we expanded that work into the commercial markets as well as a strategic partner.

Lagorio-Chafkin:

Wow. That's fantastic. And since you've jumped into investing yourself. But I'm gonna get to that in one minute, because let's turn back to Chet. So many, so many of our Inc. 5000 honorees are in government contracting, but Chet, you came from outside that world. Can you tell me about your first startup funding experience, when you started your first company?

Kanojia:

Yeah, that was an unpleasant start. I've always, you know, so what I say to myself was disruption is an expensive business and nobody's willing to fund it. And so when I started my first company, I was in my late twenties and it took me about a year and a half and, and the timing was not great either. It was like right at the dot com bust. So I was raising capital in 2000 and it took me about a year and a half to do that. And you know, it's, a process, right? And what I tell entrepreneurs is number one, you know, get your customer involved to the extent you can, because that can be the cheapest source of capital that you'll ever find.

And second, you know, the product is you as an entrepreneur. So people are not buying your idea or investing in your idea, they're investing in you. And so investing in you takes relationships. And that's a process that, you know, people, it took me a while to understand why I would go knock on a venture capitalist's door. And they're like, well, that's interesting, come back in three months. And we're like, well, that doesn't help me. I need the money now. And what I didn't quite realize was that was a relationship building process. They wanted to see if you were true to your word. Were you sticking to your knitting? Were you making progress? Were you focused? And that's the relationship building process. And, and once you figure that out, then I think things get a little bit easier.

Lagorio-Chafkin:

Yeah. And does it get easier every time around? Every time you go knocking on the venture capitalist door?

Kanojia:

Yes and no. You know, I've been fortunate that I've had the opportunity to work with really good people, but ultimately, and this is another thing that I think I find that entrepreneurs don't understand, at times because they're so passionate and close to their project. The venture capital universe is very trendy and they are chasing. In fact, if you took a step back and you took it, you know, across VCs, you know, if you took the top 10% VCs and looked at their portfolios, they're all the same companies. And because they're all trendy and they're trying to make, you know, the same returns and FOMO drive sort of deal velocity and all of those things. So your idea may be incredible, but maybe just be wrong place, wrong time, or it's, uh, you know, there was a time when you couldn't get, you know, SaaS companies funded because it was, you know, gonna be looking terrible on margins or whatever it was. And people like shipping floppy discs, and now you can't get hardware funded or telecom, so it is just it's trends. And now if you have crypto on anything, you could sell dog waste. Right.

Lagorio-Chafkin:

Phyllis, you, you yourself, kind of looked into the venture capital world and decided you were gonna do things a little bit differently. You saw these big portfolios and thought, you know, why are there not more women investing in kind of the best funded startups in the, in the us and in the world and to break into those deals was almost impossible. What did you do next?

Newhouse:

Yeah, so one of the things that I decided to do, what we understood about the more market was sometimes women, especially, you know, women investors don't have the capital or the check size that's needed to get in on deals. And so you don't see, you know, women running a billion, billion dollar fund, or, or they don't have a $500 million fund where they can write up, you know, a $200 million check. So one of the ways we thought we could change that industry was by using group economics to do so. So whether it is bringing several women entrepreneurs or several funds together to invest, to get in on co-investment opportunities. And so if you look at some of the co-investment opportunities, we went to some of the top 20 VCS in the country, and we said, listen, we'd love the opportunity, we're users of, you know, those products we're, we, you know, you got 83 million subscribers to this particular product and we're 79 million. We think we should be able to get in on these opportunities. And co-invest with some of your lead anchor investors. And so surprisingly enough, we got a, yes, most of the time, even if we, you know, we carve out ten million out of a $500 million raise, or, you know, a $100 million raise, we were still getting to co-invest on the deal. And we realized we started to do that time and time. And before, you know it, we were investing in some of the top deals, pre IPO deals in, in the country. And so that, that really propelled a lot of women to say, you know, even if you don't have the, you, you can't write a $10 million check, but what if we use the group economic model and in, and all invested together, so that can meet the minimum check size to get in some of these great deals. And so that's how that's essentially how we started shoulder up ventures, uh, was using the group economics model. We partnered with, companies like golden seas, which is an angel network of women investors around the country. And so that was really an incredible partnership because most of those women were already investing, but not getting access to these particular opportunities.

Lagorio-Chafkin:

So in that way, you've helped tens or hundreds of women, largely other, other women CEOs kind of get into investing and get into those major deals. And tell me your first, your first kind of interaction with SPACs, or the first time you heard about SPACs. So I think that that story might help other people even understand what they are, because you too had to learn what they were.

Newhouse:

Yeah, I did. So you know, unlike Chet, I, you know, I gotta knock at the door and, and folks started talking to me about, have you considered taking your company through a SPAC. And I was like, what the heck is a SPAC? You know, really, and surprisingly, there, you'd be shocked at how many people still don't know what a SPAC is. Because I was one of those entrepreneurs that had never heard of a SPAC. And so as a started to learn more and start talking to a lot of the SPAC sponsors that were, you know, talking to me about SPACs, I said, you know, let me do some research on this and look and see how many women, you know, because most of the folks that were talking to me didn't look like me. And so I thought, well, gosh, this could be an interesting opportunity. Perhaps I should go lead a SPAC.

And, especially as somebody in my industry and I didn't see where there were cyber companies going via SPAC, had gone public, but not via SPAC. And so that really propelled me the conversation further to start asking other women, CEOs, and entrepreneurs about, you know, what they had known about a SPAC or had they had been talking to folks about a SPAC. And so that's, that was really my introduction to SPACs. And so over a period of, of six or seven months, I started to learn a lot. I started to look at the market. I started to understand it and I actually said, you know, what, if I'm going to play this game, I'm going to learn it. And so I went out and I wanted to talk to some of the top folks out there that were doing SPACs and I made appointments and I talked to 'em, what would the, you know, the cons, the pros, the cons, talked to folks at the New York stock exchange and NASDAQ, I talked to investors, I talked to the banks and so I spent, you know, six or seven months just really just, you know, just heavily involved with learning everything I could about it. And then, and then eventually, you know, we, we decided Isabel Freehad and I decided instead of, you know, going through a SPAC that we were going to actually start and lead a SPAC.

Lagorio-Chafkin:

Yes. And you did, and its leadership was all women. Did you find that to be a challenge or an asset?

Newhouse:

You know, I didn't find it to be a challenge. I thought it, I thought we were unique in a sense that, of, you know, for the first time, you know, you, you, we had an opportunity and to do a road show and interestingly enough, most of the investors that we were talking to on the road show were not women and it's certainly not people of color. That was one of the first observations for me. And, you know, interesting enough that no one talked about it all being an all women led SPAC, they were so intrigued by the expertise in the SPAC and, and, and that span the cross industry. And they were so shocked at how many of the, the quality of, of this SPAC that, and just out of 25, 2 people said, oh, you guys just happen to be all women led. So it never really, it really wasn't about being an all women led SPAC for, for the investors as it was for us, getting in the market as all women led SPAC.

Lagorio-Chafkin:

Absolutely. And as it should be, that's great. Chet, as Phyllis noted, there are, there are positives and there are, you know, the kind of things to look out for, and, and pitfalls in SPACs. Did you have an eyebrow raised when, when you started getting approached about, about a SPAC?

Kanojia:

We looked at it as a financing event and I think that's what they truly are. And, you know, we had a lot of interest from lots of sort of large private equity firms and other sort of brand name people. And you know, it's a very deliberate process that you have to go through. The, you know, the SPACs, I won't call it easy, but that's sort of the easy part and the entire equation, right? The second part is the pipe, which is basically validating the acquisition price and willing to put their money where their mouth is and they tend to be large crossover investors. There was a period where every hedge fund in the world was jumping in because it was cheap money and you just flip 'em out and, and that market has gone. It's changed. But I do think that it's still in a place where people are really intrigued because it has certain positive attributes that we talked about, right. Where you can, a prospective investor can really spend time on the company and do real diligence as opposed to a traditional IPO where it's a meeting and then let me know what your order looks like. And so that's, that's good. Uh, the bad part is...the other really interesting thing in SPACs, and this is where I think, you know, people that are experts like Phyllis in their sector, is really important because the investor’s really relying on the sponsor for a ton of due diligence, and there have been bad actors. I would say that, you know, have basically been sort of, you know, slacky sponsors that have come and gone and diligence has been missing and has been fraud or things like that. And I think that becomes the headline, unfortunately. Whereas if you think about the product itself, it's a really constructive, competitive addition to the market in addition to an IPO or a direct listing. Especially for companies that are, have the option of creating, you know, really exponential amounts of value with the use of appropriate amount of capital, you know, so the EV space, assuming it's a good company, that's a really important one because going out and getting a factory financed for a billion dollars just doesn't happen in, in private market studies.

Lagorio-Chafkin:

Right. Absolutely. What is the cash infusion going to allow you to expand into it at Starry?

Kanojia:

So number one, so we're active in five cities today, so we'll continue to drive those. And then we are one of the larger spectrum holders in the country now. So we'll expand to, you know, three to five cities a year, and, and just keep that expansion pace going. It's a lot. We're four point sevenish million homes in coverage today on our network and the goals that allow us to take about 25 million in the next four years. So it's, it's a big ramp, but, but that kind of capital is hard to find, especially in a sophisticated area, right, where it's a combination of technology, large sector. So that's where I think that the SPAC is really useful as a vehicle for accessing public markets.

Lagorio-Chafkin:

Fantastic. Phyllis turning back to you, many of our, our Inc. 5000 honorees, that are here today have started a dot com, they've grown it, they may be in early stages, maybe in later stages, but some are serial entrepreneurs and others are hoping to be, what advice would you have for a founder who's ready to, or thinking about a new idea and thinking about starting up today, how should someone, who's just getting, going think about funding and where should they look and how, how, how is that different from any other year? I mean, we've just been through, you know, a year and a half of pandemic. We've been through an interesting time of funding shifts, where does that leave us and where should new founders or repeat founders look?

Newhouse:

Yeah. You know, I, I think of it this way, Christine, I sit on, you know, boards and public boards and, and I, you know, whether you're a startup or whether you are emerging business or whether you've been in the business industry for a while, I think every business today have to really be in the future three years out to look at, because I think, you know, going through the pandemic, a lot of folks who were caught off guard, they, you know, there wasn't that quick pivot, they didn't have the, you know, they didn't have service offerings that could sustain within the marketplace. And so I think you have to almost be, you know, three years out from where you want to be and, and look, looking at the opportunities and be, and quickly, have a team around you that can innovate quickly.

And, and I think that's, that's whether you're a startup or not, but, but I often talk to a lot of startup companies and, and especially, you know, folks that, uh, have told me this, well, you know, I didn't have the service offerings to, to sustain within this market and this time, so I pivot and here's what I did. And so, and I'm saying, well, what will happen in three years? If there's a major shift in the market, again, will you be able to survive that? And do you have the business model? Do you have the, the right resources, the connections, and are there opportunities within the market to expand in other areas? And so I would say for any, anyone starting anything right now is that, you know, make sure that you have, the right resources and the connections and the, and there are real opportunities there. And then, and then, and when, when you're talking to mentors and you're talking to advisors, talking to those folks that are coaching you, those are the things that you should be asking for the resources, for the opportunities and for the connections. Because I think people who really learned to leverage during this time, we were able to pivot very quickly. They were able to see the opportunities and, and they, they survived this. And so I think, if were advising any new entrepreneur is that, focus on the ROC resource opportunities and connections.

Lagorio-Chafkin:

I love that. Chet, let me ask you the same question through a slightly different lens. There's, there's a relationship between, you know, taking on funding and risk, right. I ask you about risk, because you seem to be sort of immune to being frightened by it. Your, your previous company area was so risky perhaps that it was literally taken down by the Supreme Court of the United States. So how do you think about funding and risk and how should others?

Kanojia:

Look at the end of the day, there are no guarantees in this world. And I think if you take a step back and, and, and I mean this, with the most utmost sincerity. People that are thinking that the, a conventional life is what they're going to live between now and 2030, and 2040 are just mistaken, vast majority of the jobs as they think of them are, you know, whether it's finance or law, they're all gonna go away or gonna get tamped down to the point that they're gonna be menial to a large extent. So I think this is a great time to take those risks, because especially if you're somebody in your twenties or thirties, and you're gonna have another 30 year career, you know, you don't want to be caught flat footed. So this risk of starting a business is actually a lot less risk than people think it is just based on kind of where the world is headed towards.

Second, not all businesses need funding, right? There are service businesses where you can have customer financing from day one. You know, people are fixated on venture capital and it's, it's appropriate for certain things, but it's not appropriate. I mean, that level of, you know, if somebody writes you a $10 million check, they're not writing it to make $20 million, right. That they can make that in the public market, they're writing a $10 million check to make $500 million. And so do you think you have, have a business or, you know, personal wherewithal emotionally to want to do that because that's a lifelong commitment, right? And, and serial entrepreneurship is like a silly notion because you only become a serial entrepreneur once you fail at the first company when you, or second or whatever it is, because even if you sold it, you failed, right? Now it's a good thing.

You, you know, you put a bunch of money in your bank account, but you failed ultimately in achieving what the venture capital view was, which was, this is gonna be a $10 billion company. So, so I think people should really take a step and say, you know, do I really need outside capital? What my personal ambition is? If your personal ambition is $10 billion company, not that you should think about my view, you, I mean, I chase opportunity as opposed to money in, in terms of withdraw context. So I think that's how I would suggest to people that the risk is demo because your risk, I mean, your risk profile 10 to 15 years out, and a conventional job is astronomical today.

Newhouse:

And I would add to that, Christine, is that, you know, ask yourself, what is it that you're chasing? Cause if it's the money, it's not gonna be a long chase. If you're chasing the opportunity, if you're chasing impact, you're chasing change. Those things are sustainable. But I think if you're just chasing the money, I agree with you that, you know, the world's gonna change and it's changing. And if you're left behind is because you're chasing the wrong thing. I do agree with you on that.

Lagorio-Chafkin:

Yeah. That's fascinating thought, let me quick, before we wrap up here today, ask for each of your predictions on the pace of SPACs and the future of SPACs. In 2020, there were some 250 of them in the first half of 2021. There were 350, for some 95 billion. I mean, there, it seems to still be speeding up, but how far can this really go as a trend?

Newhouse:

Well, well, I would say this, I, you know, I'm certainly excited about the future of SPACs, and I think that you're gonna see a different, uh, quality of SPACs. As the, you know, the SEC is cleaning up in a lot of areas of SPACs and there's, you know, there obviously there's a lot of scrutiny around SPACs there there's just some bad actors out, out there. However, I do think that the quality of SPACs that you will see, um, it will be more of transactional and relational. You know, in, in, in our case, we looked at this as an opportunity to deploy our skill sets and to truly see a company that we felt like, you know, Heligen, is actually changing the industry. And so, and the impact that is gonna make on the world. And so for us, it was, we had the expertise, around the due diligence as, we stated earlier, there's a great deal of due diligence that has to be done when these companies go public. But, but, but when you have a quality SPAC, they're, you know, you're not just talking about, let's get the transaction done. You're looking at all angles to see the company grow, to see them expanding in other markets, but also to, you get the opportunity to really, be a part of something that's not just about the transaction. So I feel very optimistic that, you know, SPACs aren't going anywhere. But I think you're gonna see a different quality of SPACs.

Lagorio-Chafkin:

Great Chet, any predictions?

Kanojia:

No, a hundred percent agree. I think it's gonna be a, the cream will rise to the top, and, and quality deals, the quality deals are getting done. It's going to require quality sponsors that are willing to put real commitment. It may actually evolve as a market where the sponsors are committing, not just expertise, but dollars as well, in a more substantial way. And I think you'll see an evolution of product in, in those lines as well. But yeah, I think it's, you know, I want to create a sort of an analogy. If you think about it from a sector perspective, biotech has, even though there are no SPACs in a classic sense, but company needs go earlier at a much public at a much earlier stage because they need access to capital that is at, at inappropriate cost point and they have milestones that they can be measured by. And I think you'll see high quality sponsors, high quality companies that follow that trend, where they have the real need for capital. They can be measured with miles and deliver on them is, is gonna be, you know, there, and, and sort of the, what I will say, you know, it's a company that's gone through five rounds of private equity and levered up and, and gut it out, isn't what the product is intended for. Right, It's really intended for, you know, creating real value that is going to take, you know, three, five years out in a meaningful way. So I think that that quality of sponsor and quality of companies, the top tiers are just, it's gonna be a very attractive segment, but it's gonna evolve.

Lagorio-Chafkin:

Yeah. Great. Well, well, thank you both so much for your expertise today, Phyllis Newhouse and Chet Kanojia.

Additional Information about the Business Combination and Where to Find It

In connection with the proposed business combination, Starry Holdings, Inc. (“Starry Holdings”), a newly formed subsidiary of Starry, Inc. ("Starry"), will file a registration statement on Form S-4 (the “Form S-4”) with the Securities and Exchange Commission (the “SEC”). The Form S-4 will include a proxy statement of FirstMark Horizon Acquisition Corp. (“FirstMark”) and a prospectus of Starry Holdings, referred to as a proxy statement/prospectus. The proxy statement/prospectus will be sent to all FirstMark stockholders. Additionally, Starry Holdings and FirstMark will file other relevant materials with the SEC in connection with the proposed business combination. Copies of the Form S-4, the proxy statement/prospectus and all other relevant materials filed or that will be filed with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. Before making any voting or investment decision, investors and security holders of FirstMark are urged to read the Form S-4, the proxy statement/prospectus and all other relevant materials filed or that will be filed with the SEC in connection with the proposed business combination because they will contain important information about the proposed business combination and the parties to the proposed business combination.

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FirstMark, Starry Holdings and Starry and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of FirstMark’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of FirstMark’s directors and officers in FirstMark’s filings with the SEC, including FirstMark’s registration statement on Form S-1, which was originally filed with the SEC on September 18, 2020. To the extent that holdings of FirstMark’s securities have changed from the amounts reported in FirstMark’s registration statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to FirstMark’s stockholders in connection with the business combination will be included in the proxy statement/prospectus relating to the proposed business combination when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

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This communication shall not constitute a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This communication shall also not constitute an offer to sell or a solicitation of an offer to buy any securities of FirstMark, Starry Holdings or Starry, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to the proposed business combination between FirstMark and Starry. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” “strategy,” “future,” “opportunity,” “would,” “seem,” “seek,” “outlook” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties that could cause the actual results to differ materially from the expected results. These statements are based on various assumptions, whether or not identified in this communication. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. These forward-looking statements include, without limitation, Starry’s and FirstMark’s expectations with respect to anticipated financial impacts of the proposed business combination, the satisfaction of closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of FirstMark’s registration statement on Form S-1 (File No. 333-248916), its Annual Report on Form 10-K, as amended from time to time, for the fiscal year ended December 31, 2020 and its subsequent Quarterly Reports on Form 10-Q. In addition, there will be risks and uncertainties described in the Form S-4 and other documents filed by FirstMark or Starry Holdings from time to time with the SEC. These filings would identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside Starry’s, Starry Holdings’ and FirstMark’s control and are difficult to predict. Many factors could cause actual future events to differ from the forward-looking statements in this communication, including but not limited to: (1) the outcome of any legal proceedings that may be instituted against FirstMark, Starry or Starry Holdings following the announcement of the proposed business combination; (2) the inability to complete the proposed business combination, including due to the inability to concurrently close the business combination and related transactions, including the private placements of common stock and convertible notes or due to failure to obtain approval of the stockholders of FirstMark; (3) the risk that the proposed business combination may not be completed by FirstMark’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by FirstMark; (4) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval by the stockholders of FirstMark, the satisfaction of the minimum trust account amount following any redemptions by FirstMark’s public stockholders and the receipt of certain governmental and regulatory approvals; (5) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete the proposed business combination; (6) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (7) volatility in the price of FirstMark’s, Starry’s or Starry Holdings’ securities; (8) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; (9) the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (10) costs related to the proposed business combination; (11) changes in the applicable laws or regulations; (12) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (13) the risk of downturns and a changing regulatory landscape in the highly competitive industry in which Starry operates; (14) the impact of the global COVID-19 pandemic; (15) Starry’s ability to obtain or maintain rights to use licensed spectrum in any market in which Starry operates and potential declines in the value of Starry’s FCC licenses; (16) the potential inability of Starry to raise additional capital needed to pursue its business objectives or to achieve efficiencies regarding other costs; (17) the enforceability of Starry’s intellectual property, including its patents, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security; and (18) other risks and uncertainties described in FirstMark’s registration statement on Form S-1 and Annual Report on Form 10-K, as amended from time to time, for the fiscal year ended December 31, 2020 and its subsequent Quarterly Reports on Form 10-Q. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. Starry, Starry Holdings and FirstMark caution that the foregoing list of factors is not exclusive or exhaustive and not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. None of Starry, Starry Holdings or FirstMark gives any assurance that Starry, Starry Holdings or FirstMark will achieve its expectations. None of Starry, Starry Holdings or FirstMark undertakes or accepts any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, or should circumstances change, except as otherwise required by securities and other applicable laws.